January 27, 2025

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc.
325 Washington Avenue Extension
Albany, New York 12205

        Re: Soluna Holdings, Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed January 15, 2025
            File No. 333-282559
Dear John Belizaire:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
General

1. Please tell us whether FINRA will evaluate the compensation to be paid to member broker-dealer firms in the transactions described in the registration statement and the status of its evaluation in that respect. If you believe that FINRA is not required to evaluate the compensation to be paid to its members in such transactions, please tell us the basis of this conclusion.
 January 27, 2025
Page 2

       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Daniel L. Forman